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                                 April 15, 2005


VIA EDGAR, FAX AND FEDERAL EXPRESS

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: The A Consulting Team, Inc. Form 10-K for the fiscal year ended December 31, 2004, filed March 25, 2005
         ---------------------------------------------------------------

Dear Mr. Spirgel:

         On behalf of our client, The A Consulting Team, Inc. ("Company"), we are hereby responding to the letter from the Securities and Exchange Commission ("SEC") dated April 5, 2005 (the "Request Letter") related to its review of the Company's Form 10-K for the fiscal year ended December 31, 2004, filed March 25, 2005 and request for certain information.

         Set forth below are the Company's responses to the Request Letter. For your convenience, we have restated the SEC's questions prior to each of our responses.

1) We note that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were "adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to us by others within these entities." However, it is unclear whether your certifying officers have concluded whether or not your disclosure controls and procedures are effective. Supplementally confirm that both officers concluded that your disclosure controls and procedures were effective, and in future filings, please make clear whether they have concluded that the Company's disclosure controls and procedures are effective;

         RESPONSE

         The Company confirms that its Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities and Exchange Act of 1934 Rules 13a-14(e) and 15d-15(e)) as of December 31, 2004, had concluded that its disclosure controls and procedures were effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to the Company by others within those entities. The Company will make clear in future filings whether its certifying officers have concluded that the Company's disclosure controls and procedures are effective as of the end of the periods covered by those filings.

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Mr. Larry Spirgel
April 15, 2005
Page 2


2) We note your statement that there "were no significant changes in the Company's internal control over financial reporting that occurred during our fourth fiscal quarter of 2004 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting." Please supplementally confirm whether there were any changes in your internal control over financial reporting identified in connection with an evaluation that occurred during your fourth quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Similarly revise in your future filings;

         RESPONSE

         The Company confirms that there were no changes in the Company's internal control over financial reporting identified in connection with an evaluation that occurred during the Company's fourth quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company will include similar disclosure in future filings.

3) In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

         o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

         RESPONSE

         The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceedings initated by the Commission or any person under the federal securities laws of the United States.

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Mr. Larry Spirgel
April 15, 2005
Page 3


         Please contact the undersigned at (212) 506-5093 with any questions regarding this letter. Thank you.



                                             Sincerely,

                                             /s/ Christopher M. Locke
                                             -----------------------------------
                                             Christopher M. Locke


cc:      The A Consulting Team, Inc.